Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	November 14, 2013 NR#13-09

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2013.  For complete details of the third quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

At September 30, 2013, the Company had working capital of $28,617,048, including cash of $27,720,686. The Company currently has sufficient cash and working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.

The Company’s net loss for the three months ended September 30, 2013 amounted to $1,488,348 (September 30, 2012: $3,609,463) or $0.02/share (September 30, 2012: $0.06/share). The net loss decreased in the current quarter primarily as a result of less share based payment expense, and due to lower general office and legal expenses.  During the three months ended September 30, 2013,  the Company granted no stock options (September 30, 2012: 760,000) and recorded $345,995 (September 30, 2012: $1,556,295) of share based payment expense (a non cash item) relating to stock options both granted and vesting to employees and consultants in the period. Also during the three months ended September 30, 2013, general office expenses, which include all Annual Meeting related fees, decreased to $157,199 (September 30, 2012: $641,936) along with legal fees which decreased to $80,108 (September 30, 2012: $727,857).  These decreases are a direct result of costs incurred in the prior comparable period dealing and negotiating with a dissident group of MAG shareholders, which was not applicable in the current period.

The Company’s net loss for the nine months ended September 30, 2013 amounted to $13,367,114 (September 30, 2012: $6,167,196) or $0.22/share (September 30, 2012: $0.11/share). The net loss increased in the current period primarily as a result of the write-off of non-core assets in the period. Given the prevailing market conditions and the desire to focus on and preserve cash for its core projects, management had determined that some of the Company’s non-core assets should be abandoned, and exploration and evaluation assets totaling $8,422,283 were written off in the previous quarter ended June 30, 2013 (2012: Nil).

Juanicipio Project

For the nine months ended September 30, 2013, the Company’s total expenditures on the Juanicipio property amounted to $5,098,981 (September 30, 2012: $3,203,074), and included $4,928,000 (September 30, 2012: $2,420,000) for its 44% share of cash advances, and a further $170,981 (September 30, 2012: $783,074) expended directly by the Company on project oversight.

A $25.4 million “Initial Development Budget” was approved by the board of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) in 2012 that covers mine permitting, 35,000 metres of infill drilling, surface preparation and the commencement of the first 2,500 metres of underground decline development on the Valdecañas Vein. On October 28, 2013, subsequent to the quarter end, the Company announced that Minera Juanicipio had commenced the underground development at the Juanicipio project.  The initiation of underground work follows a year of engineering, hydrological and environmental studies in support of required permits, all of which are now in hand. With the portal area preparation complete, a continuous miner has started excavating the uppermost part of the access ramp. A photo gallery of progress at Juanicipio is available at http://www.magsilver.com/s/PhotoGallery.asp?ReportID=610413. The development program is being managed by Fresnillo as operators of the Joint Venture, and is based on recommendations made to Minera Juanicipio in a 2012 National Instrument 43-101 compliant Updated Preliminary Economic Assessment prepared by AMC Mining Consultants (Canada) Ltd. (the “AMC Study”), as filed on SEDAR.  The AMC Study indicated a project development and production schedule of approximately 3.5 years from this point, specifically:  “Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill startup.” Although Minera Juanicipio has not formally made a “production decision,” Fresnillo has recently publically reported that it expects that Juanicipio will be in production by approximately 2017/2018.  The Company believes the timeline laid out in the AMC Study is reasonable and attainable, but the actual schedule to production is still under review by Minera Juanicipio.

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Cinco de Mayo

In the nine months ended September 30, 2013, the Company incurred exploration and evaluation costs of $1,741,151 (2012: $7,600,358) on the Cinco de Mayo project.  No drilling has been undertaken in 2013 as the Company is currently negotiating a renewed surface access agreement with the local Ejido.  The principal focus of work has been in preparation for these negotiations and has included meetings with Chihuahua State, Municipal, and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico. The Company believes the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido, with the expectation of resuming on-site exploration in mid-2014.

Salamandra

In May 2013, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico. Drilling targets are currently being finalized, and drilling will begin in the fourth quarter of 2013.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

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Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

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